

November 5, 2013

Via E-mail
Debra A. Hess
Chief Financial Officer
Northstar Realty Finance Corp
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re: Northstar Realty Finance Corp**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 19, 2013**
> **File No. 001-32330**

Dear Ms. Hess:

We have reviewed your response letter dated October 16, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Real Estate Securities, page 142

1) We note your response to our prior comment one. In future filings, please enhance your disclosure to clarify that interest income recognized retrospectively relates to high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment.

Borrowings

Northstar CMBS Financing Transaction, page 178

2) We have reviewed your response to comments 2 and 3. Please clarify how you considered the related party relationship of the general partners when determining that the participating

and kick out rights held by Northstar Income I are substantive. We are still considering your VIE analysis.

Investments and Advances to Unconsolidated Ventures, page 40

3) We note your response to our prior comment four. Rule 4-08 (g) of Regulation S-X requires summarized financial information for subsidiaries not consolidated if significance exceeds 10%. Please provide this information in future filings for any individual or combination of investees that exceeds this threshold.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Available for Distribution, page 95

4) In your response to comments 5 through 7, we note that you plan to make revisions to your CAD presentation in your Form 10-Q for the quarterly period ended September 30, 2013. We may have further comment upon review of your revised presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3413 if you have questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant